Exhibit 14.1

Joby Aviation, Inc.

Code of Business

Conduct and Ethics

A Message From Our CEO

2155 Delaware Street, Suite 225, Santa Cruz, CA 95060  |  (831) 201-6700 | (831) 426-5666 FAX  |  jobyaviation.com

How we do things is just as important as what we do. Our Code of Business Conduct and Ethics provides a roadmap for making smart, values-based decisions. Joby Aviation treats everyone with respect and our employees conduct themselves with the highest ethical standards. It is the only way we do business.

Thank you for familiarizing yourself with our Code. If you feel these standards have not been met, need access to policies, or have any questions, please do not hesitate to ask for guidance or voice your concerns by contacting your manager directly, a member of the Legal and Compliance Team, or our Ethics Hotline. I am incredibly grateful to each of you for all that you do to make our company a little better every day. We have come a long way. There are a myriad of known and unknown challenges ahead of us, and I am honored to embark on this epic undertaking with all of you!

Woot!

JoeBen

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I.    Follow the Law

A.    Obeying All Foreign, Federal, State and Local Laws. Joby Aviation, Inc. (“Joby Aviation” or the “Company”) takes its responsibilities to comply with all foreign, federal, state and local laws and regulations very seriously. Each of us is expected to comply with applicable legal requirements and prohibitions. While it’s impossible to know all aspects of every applicable law, it is your responsibility to understand the laws and regulations that apply to your particular work, to be aware of the major laws and regulations that impact our business, and to ask questions and seek information to support the Company’s compliance with law. We are committed to ensuring that every action we take is in full compliance with the law and in keeping with our high ethical standards.

B.    Import and Export Compliance. In order to regulate technology considered to be important for national security, economic protection and competitiveness, and concerns about the end use or end user, the United States, and many other countries, have adopted laws that restrict or otherwise require government authorization or licensing for the export of certain goods, services, and technologies. Joby Aviation follows all laws pertaining to the export of goods, services, and technologies, including the International Traffic in Arms Regulations (ITAR) of the U.S. Department of State and the Export Administration Regulations (EAR) of the U.S. Department of Commerce. Joby Aviation’s products, services, and technologies are not currently subject to the ITAR, and the Company confirms this through regular, periodic reviews of its products, services, and technologies. The Company will always obtain any necessary EAR export licenses.

Additionally, all countries have rules governing the import of goods, including proper identification or classification of the import and payment of applicable tariffs, duties, and other charges. Joby Aviation is committed to complying with all applicable import regulations.

C.    US Immigration Regulations. Every country, including the U.S., has rules governing entry into and work within its borders. You are responsible for knowing and maintaining your immigration and employment status in compliance with the laws of the countries where you work and travel. You must immediately notify the Company if your ability to work legally in the location of your employment is questioned, jeopardized, or terminates. Joby Aviation will

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provide support, as appropriate, to ensure that the employment, travel, transfer, and residence of employees conforms to applicable immigration and employment laws. Always ensure that you have appropriate visas and other permits before traveling into or working in a country and always comply with the terms of the visa or permit. Never travel without a passport or other applicable identification, or misrepresent your identity relating to immigration or employment.

D.     Fair Labor Practices. Joby Aviation pursues fair labor and employment practices, regardless of where we conduct business in the world. We proactively respect human rights and workers’ rights and will not tolerate any human trafficking or child, forced, indentured, or other type of underage or involuntary labor. We will only do business with those who respect human rights, promote fair labor and employment practices, and uphold applicable labor and employment laws. If you are ever in doubt about an employment practice, please ask the Human Resources Team.

E.    Sanctions Control Program. The U.S. Department of the Treasury, Office of Foreign Asset Controls (OFAC), has enacted regulations that control doing business with certain governments, individuals and entities, particularly foreign governments, persons, and businesses. Joby Aviation complies with these regulations through its sanctions compliance program and provides training to employees whose work requires awareness of and compliance with OFAC regulations.

F.    Anti-Boycott Regulations and Boycotted Countries. U.S. laws prohibit participation in or cooperation with certain boycotts imposed by some countries against another, like boycotts against the State of Israel. If requested to participate in or cooperate with an illegal international boycott, you may not agree to or comply with such a request, and you must report any such request immediately to the Legal Team.

In contrast, the U.S. implements boycotts of and prohibits doing business with certain “unfriendly” countries, for example, Iran and Cuba. The Company complies with these prohibitions as part of its sanctions compliance program.

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G.    Strict Contract Compliance. We place a great importance on maintaining integrity and responsibility in performing all of our contracts, whether for sale of our goods and services or for purchases necessary to operate its business. As a contractor with the U.S. Government, the Company strictly complies with the terms of its federal contracts.

H.        Insider Trading. Trading on inside information is a violation of federal securities law. Our directors, officers and employees in possession of material non-public information about Joby Aviation or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal.

II.    Speak Up Without Fear

A.    We Encourage You to Ask Questions and Report Concerns. We know it takes courage to come forward and share your concerns. Please let us know when you see actions that are inconsistent with the law, our values, this Code, and the Company’s policies. We want you to say what you think, even when it might be an unpopular opinion. If you become aware of something that may be illegal, unethical, or unsafe, you have an obligation to speak up immediately - no matter who might be involved.

B.    Zero Retaliation. We won’t retaliate or permit retaliation against anyone who raises questions or concerns honestly and in good faith about Company activities or discloses information to a government or law enforcement agency. Prohibited retaliation includes actions taken with the intent or effect of adversely affecting the terms or conditions of the employment, for example, threats of physical harm, demotion or loss of promotion or job, punitive work assignments, or adverse impact on salary or other compensation.

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Notwithstanding, it is a violation of the Code to knowingly make a false accusation, lie to investigators, or interfere or refuse to cooperate with an internal investigation. Allegations that are knowingly baseless and not made in good faith may result in disciplinary action, up to and including termination of employment by the Company.

C.    Registering a Concern. If you believe you’ve been a victim of discrimination, harassment, or retaliation, or you witness any actual or perceived illegal, unsafe, or unethical conduct, please report it immediately so that we may address and remedy the situation. We strive to maintain open communication in all aspects of our business and you are always encouraged to first and foremost discuss with your direct manager any questions or concerns you may have.

We have established several reporting methods to facilitate ease of both communication and the complaint process. You may use any or all of the following anonymous reporting methods:

•	Submit a written or verbal report to any member of the Human Resources Team

•

Submit a written or verbal report to your direct manager or, if you are not comfortable making a report to your direct manager, submit a report to any other manager in your direct manager’s chain (or to any other manager)

•	Submit a report anonymously through our Ethics Hotline at jobyaviation.ethicspoint.com or 844-981-1068

Your report should be as detailed as possible, including the names of all individuals involved and any witnesses.

Supervisors and managers who observe discrimination, harassment, or retaliation, or any actual or perceived illegal, unsafe, or unethical conduct, or who receive any complaints of misconduct must report the conduct or complaint to the Director of Human Resources so that an investigation can be made and corrective action taken, as appropriate.

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D.    Our Investigation Process. Regardless of who you contact or how you register your concern, you can be confident that you’re doing the right thing and that your concern will be handled promptly and appropriately. Upon receipt of a report of alleged misconduct, a fair, timely, and thorough investigation will be conducted and appropriate remediation implemented.

III.    Make Ethical Decisions

A.    Integrity in the Workplace. You are expected to act and perform your duties with the utmost integrity, free from fraud and deception, and conforming to accepted professional standards of conduct. You owe a duty to Joby Aviation to advance the legitimate interests of Joby Aviation when the opportunity to do so arises. You are prohibited from directly or indirectly (a) taking personally for opportunities that are discovered through the use of Joby Aviation property, information or positions; (b) using our property, information or positions for personal gain; or (c) competing with the Joby aviation for business opportunities. When you face difficult decisions at Joby Aviation, take the time to consider the implications of your actions.

Always Ask:

•	Am I acting in the best interest of the Company?

•	Is my action honest and fair?

•	Do my actions make me feel good about myself?

•	Would I feel comfortable sharing my decision with the entire company? With my friends or family? On social media?

•	Am I aware of any unconscious bias that may affect my decision making?

If you hesitate in answering “yes” to even one of these questions, then it’s best to get another opinion from your manager or the Legal Team before taking any action.

B.    Respecting and Upholding Joby’s Reputation. Act with integrity in a way that respects and upholds Joby’s reputation. Even a small act of thoughtlessness, selfishness, greed, or jealousy can have a serious negative impact on our Company culture. We do our best to present our Company in a professional manner in our written communications and interactions

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with the public. We do not make promises we cannot keep. We aim always to go a little bit beyond what’s expected or requested. We promote Joby Aviation’s reputation locally by engaging with the community in a way that aligns with the Company’s values and goals.

C.    Political Contributions. The Company encourages its employees to participate in the political process as individuals using their own time and resources. When you participate in political affairs, you should be careful to make it clear that your views and actions are your own and not made on behalf of Joby Aviation. You may not use Company funds or assets to participate in political activities or to make a political contribution to any political party or candidate, unless you have the prior written approval of the Legal Team.

IV.     Avoid Conflicts of Interest

A.    Navigating Government Relationships. If your job responsibilities include interacting with the U.S. Government (or a foreign government), you are expected to learn, understand, and comply with the unique requirements that apply to communications with those who may have regulatory authority over our products and operations. These include avoiding potential conflicts of interest and lobbying on the Company’s behalf.

You must obtain prior written approval from the Legal Team for any work activity that requires communication with a representative of a legislative body or a government official. This includes meetings with legislators or members of their staff on behalf of the Company, communicating with government agency representatives to advocate a position or otherwise on behalf of the Company, or discussing potential employment with a former or current government employee. This also includes preparation, research, and other background activities done in support of lobbying, even if the communication ultimately is not made.

If you have any doubt about whether a work activity might constitute a conflict of interest or lobbying, you should seek advice immediately from your supervisor or a member of the Legal Team before you make any communication or take any action.

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B.    Organizational Conflicts of Interest (OCI). An OCI may result when factors create an actual or potential conflict of interest for Joby Aviation on a current U.S. Government contract, or when the nature of the work performed on the contract creates an actual or potential conflict of interest on a future contract. An OCI potentially impairs the Company’s ability to render impartial assistance or advice to the U.S. Government or possibly gives us an unfair competitive advantage. Examples of organizational conflicts of interest include employees using information they obtained while working for the government to give the Company an unfair competitive advantage over other companies or bidding on a federal contract where we helped design the scope of work and, thus, gain a competitive advantage.

We take seriously our duty to identify, avoid, disclose, and mitigate OCIs. If you know of or suspect an OCI related to a federal bid or contract, you must disclose this immediately to the Legal Team, who will determine whether an OCI exists based on the facts of the situation.

C.    Post-Employment Conflicts of Interest. Changing employers, especially moving into and out of employment by a foreign, federal, state, or local government, can create a conflict of interest. To address this issue, many governments have adopted so-called “revolving door” rules that control how their employees or former employees can move into the private sector. In the U.S., these rules are so serious they are part of the federal criminal code (18 U.S.C. 207) and subject federal government employees, and the contractors that hire or compensate them, to criminal penalties.

You may not communicate with any current or former government employee about possible employment at Job Aviation, whether in person, by telephone, or via fax or email, without prior written authorization from the Legal Team.

While the Company has put in place certain procedures to comply with “revolving door” rules, it is your responsibility to be aware of the rules and to seek assistance from your manager, Human Resources, or the Legal Team before discussing potential employment with a current or former foreign, federal, state, or local government employee.

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D.    Outside Business Opportunities and Financial Interests. You are prohibited from holding a “material interest” (ownership, management, or otherwise) in any organization that you know or suspect is or will be a customer, supplier, competitor, or other business partner of the Company, as well as using your position at the Company to influence a transaction with such an organization. Examples of this type of conflict of interest include -

•

Accepting employment, advisory positions, or board of director seats with Joby Aviation’s customers, suppliers, competitors, or other business partners whose interests reasonably would be expected to conflict with those of the Company.

•	Starting your own business that competes, directly or indirectly, with the Company.

•

Developing or helping to develop designs, technologies, or inventions outside of the workplace that are in any way based on, derivative of, or use your knowledge of Joby Aviation’s current, developing, or prospective technologies.

You must immediately disclose any such conflict of interest to your manager.

E.    Mixing Personal Relationships with Business. When considering a course of action, ask whether it could benefit yourself, your friends, or family or any third party at the expense of the Company. If the answer is “yes,” then the action you’re considering is a conflict of interest, and you must avoid it. When in doubt, always disclose and recuse yourself from potential conflicts. You must never use or attempt to use your position with Joby Aviation to obtain improper personal benefits, including making decisions on behalf of Joby Aviation that involve a friend, relative, spouse, or domestic partner.

Additionally, being involved in a romantic relationship with a co-worker can, depending on the work roles and respective positions of the co-workers involved, create an actual or potential conflict of interest. It can also create the appearance of favoritism and unfair or unequal treatment, or lead to allegations of a hostile work environment or sexual harassment. You must disclose any romantic relationship with a co-worker to the Human Resources Team. If a romantic relationship creates an actual or potential conflict, or any other detrimental situation, the Company may require changes to the individuals’ work arrangements or even the termination of employment of either or both of the individuals involved.

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V.    Be Safe

A.     Cooperate with the FAA and Comply with Regulations and Policies. New technology should be held to a higher standard than what has come before. As an aerospace company regulated by the U.S. Federal Aviation Authority (FAA), Joby Aviation will provide the highest level of safety while accomplishing all development, flight testing, certification, production, and commercial flight operations. We are aware that there is a higher than normal degree of risk associated with flight testing new or modified aircraft, and the Company expects you to follow all safety rules and best practices. We cooperate with the government officials who enforce these rules, as well as take necessary steps to protect ourselves, other employees, and the general public.

You must attend required safety training, and immediately report all accidents, injuries, and unsafe practices or conditions to the Human Resources Team. Our primary concern is for the safety of our employees, as well as the customers and families we entrust to our vehicles.

B.    Mechanisms for Reporting Unsafe Practices. Voluntary safety reporting is an essential practice that allows us to be proactive and prevent accidents and injuries. The data gathered from such reports can be used to identify systemic vulnerabilities, the root causes of human error and, ultimately, help us succeed as a company. You must report any unsafe conditions, accidents, or injuries immediately to the appropriate leadership so that the Company can address these immediately. In situations where you may not feel comfortable reporting unsafe practices directly to management, use the anonymous reporting mechanisms described in Section II.C.

C.    Ongoing Company-Wide Safety Education. We require employee participation in company-wide safety initiatives and education. Training is a key component of Joby Aviation’s health and safety programs. Our standards require new employees to receive the appropriate level of health and safety training for their work environment. Pursuant to applicable health and safety standards, the Company requires regular safety audits to ensure that proper safety policies, programs, procedures, analysis, and training are in place. We use this audit data to update, improve, and correct our safety action plans. Be sure to learn and follow all safety and health rules at your location.

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D.    Substance Abuse Not Tolerated. Substance abuse is incompatible with Joby Aviation’s culture, and we do not allow it. Additionally, the FAA requires the Company to maintain a drug- and alcohol-free workplace. Consumption of alcohol and illegal substances, including marijuana, whether or not such use is legal in the relevant jurisdiction, or any other type of substance abuse at our worksites is strictly prohibited. If we have reason to suspect that your job performance is being affected by substance abuse, we reserve the right to require an alcohol and/or drug screening.

E.    Violence in the Workplace. Joby Aviation is committed to preventing violence in order to provide a safe environment in which to work. We will not tolerate any level of violence in the workplace. Under no circumstances may anyone bring a gun or other weapon to work. In order to enhance workplace security, you must be familiar with and follow the Company’s evacuation plans and take the workplace safety training offered to you. If you become aware of a possible violent situation, you must report it immediately using one of the mechanisms mentioned in Section V.B, above, or by calling 9-1-1.

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VI.    Preserve Confidentiality

A.    Employee Confidentiality. You will have access to a variety of incredibly valuable confidential information while working at Joby Aviation, and it is your obligation under the Employee Confidentiality Agreement you signed with the Company to safeguard all confidential technical, financial, and other business information that we are not ready to share publicly. Confidential information includes all non-public information that might be of use to our competitors, or, if disclosed, cause damage to Joby Aviation’s business. We take appropriate precautions to ensure that confidential or sensitive business information, whether it is proprietary to the Company or to a third party is not disclosed except as authorized and as consistent with obligations of confidentiality.

B.     Respecting the Third Party Property. We respect the property, confidential information, and intellectual property of others and comply with all obligations we undertake to protect a third party’s property.

C.    Social Media Guidelines. The Company expects you to exercise good judgment regarding the use of social media. Social media is part of our lives, and we support employees who use this medium to share personal information with their professional networks, family, and friends. However, we want to balance this with the fact that our Company has incredibly valuable technical and business information, and reputation to be protected. Please review our Social Media Guidelines so that you are aware of our policies.

D.    Media Disclosures. It is crucial that we speak with one voice when communicating about Joby Aviation to the media. Inaccurate statements can create serious risks for the Company, including breach of contract, misrepresentation, and false advertising. In the event that you’re approached by a member of the media, please politely respond with “I am not at liberty to discuss.” Direct all media and marketing requests to your manager.

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E.    Joby Property Ownership. All physical property, materials, documents, digital or electronic data, communications, and information obtained, generated, or transmitted by you for the Company’s business or on the Company’s behalf is the sole property of Joby Aviation. The Company reserves the right to monitor, intercept, review, and remotely wipe all Joby Aviation content from any device, including your personal devices, such as a laptop or smartphone. You have no expectation of privacy in any Joby Aviation property or content. In the event of an internal investigation, the Company reserves the right to access the entire contents of your personal devices in order to determine whether any Company data resides on the devices. Joby Aviation will not be responsible for any losses, damages, or liability arising out of the use of any device for the Company’s business, except for devices expressly authorized by the Company for business purposes.

F.    Privacy Data. Joby Aviation is committed to using personal information that is subject to U.S. and foreign privacy laws and regulations only as permitted by law and only for valid business purposes. You are responsible for understanding what information is subject to privacy laws and regulations. You are also obligated to know the rules controlling access to and use of privacy data. You must use this information only as necessary for conducting valid Company business, only in accordance with Joby Aviation’s policies, and only in accordance with law.

G.    Cybersecurity. Remote access to our corporate network is essential to maintain our productivity. However, in many cases, this remote access originates from networks that may be compromised or are at a significantly lower security posture than Joby Aviation’s corporate network. The Company utilizes remote access tools to provide a way for employees to communicate and work, for example, to share screens or access work computer systems from home. You may use only the remote access tools approved by the Company’s IT Team to access Joby Aviation’s IT networks. Limited remote access is allowed from devices owned by employees or third parties, including business partners, consultants, and contractors, with the advance written approval of the IT Team. Any illegal or unethical activities conducted through the Joby Aviation IT network by any user (authorized or otherwise) is strictly prohibited.

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H.    Public Communications and Regulation Fair Disclosure. Joby Aviation places a high value on its credibility and reputation in the community, which is reflected in our approach to public communications.

We will always do our best to provide timely and accurate information in response to public inquiries. In connection with its public communications, the Company complies with Regulation Fair Disclosure (“Regulation FD”) rules relating to the disclosure of material non-public information about the Company to securities market professionals or the Company’s shareholders. Since we are required to disclose any such information to the public, Joby Aviation has designated certain individuals as “spokespersons’’ who are responsible for communicating with analysts, institutional investors, and representatives of the media. Any employee or director who is not a designated spokesperson of the Company is prohibited from communicating any information about the Company to analysts, institutional investors, other stockholders, or representatives of the media, except at the request of the Company’s designated spokespersons.

The information in our public communications, including in all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable. To ensure we meet this standard, all of our directors, officers and employees (to the extent they are involved in our disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to us and commensurate with their duties. Such persons are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about us to others, including our independent auditors, governmental regulators and self-regulatory organizations.

VII.    Manage Company Assets

A.    Employee Fiscal Responsibility. When you spend money on Joby Aviation’s behalf, it is your responsibility to make sure that the cost is reasonable, directly related to Company business, and supported by appropriate documentation. Act frugally and in the Company’s best interest at all times. Every time you enter into a business transaction on Joby Aviation’s behalf, you must have the appropriate written documentation recording the agreement. All agreements,

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contracts, and transactions at Joby Aviation must be made in writing, signed by an authorized Company representative, and approved in advance and in writing by the Legal Team. We rely on Joby Aviation’s assets to support our work every day and achieve our business objectives. We use Joby Aviation’s assets only for ethical and legal purposes that benefit the Company and in accordance with our policies. We do not use the Company’s property to engage in illegal, unethical, or improper activities of any kind. Vandalizing or mistreating Company property is prohibited. Use of the Company’s assets for personal gain is also prohibited.

B.    Maintaining Accurate Records. Company records, regardless of format or storage location, reflect the Company’s business transactions, decisions, operations, and other activities. This includes not only materials created by our employees and contractors, but materials produced by third parties on behalf of Joby Aviation. Business necessity and certain federal, state and local laws require the Company to retain certain records, usually for a specific amount of time. You must follow the Company’s record retention policies. Joby Aviation prohibits the illegal, unethical, inappropriate, or unauthorized destruction of any records. We never change, conceal, falsify, or destroy any record with the intent to impede or obstruct any company purpose or legal or government proceeding.

Company records are critical for internal decision-making and reporting to government agencies. All reports to regulatory authorities must be complete, fair, accurate, timely, and understandable. When records are affected by a lawsuit or internal or government investigation, be sure to strictly follow any instructions from the Legal Team.

C.    Securing Our Data Every Day. We expect all employees, contractors, consultants, temporary, and other workers at the Company to maintain a “clean desk” to ensure that confidential or sensitive information about our technologies, employees, intellectual property, customers, and vendors is removed from workstations and locked away at the end of each day or when workstations are not in use. The Information Security Team will secure the Company’s data through various methods, including periodic walk-throughs, video monitoring, business tool reports, internal and external audits, and feedback.

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D.    Financial Controls. We undergo regular, periodic examinations or audits of the Company’s fiscal management to ensure that our funds and resources are used and reported in accordance with the methods prescribed by law and our financial policies, as well as generally accepted accounting principles, and to determine whether the Company is appropriately safeguarding its assets and operating efficiently and in a manner consistent with law and Company policies.

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VIII.    Embrace Diversity

A.    Valuing Diversity and Inclusion. Joby Aviation actively pursues and promotes an environment that is inclusive of all people and their unique abilities, strengths, and differences. A diverse workforce is a strategic and competitive business advantage for the Company. We strive to rethink traditional efforts around inclusion and diversity as we aim to foster an environment where employees can be their authentic selves. We respect diversity in each other, our employees, contractors, customers, and suppliers. We provide equal opportunity in all aspects of our business and do not tolerate discrimination or harassment, including on the basis of race, color, religion, veteran status, mental or physical disability, medical condition, sexual orientation, or any other characteristics protected by law.

B.    Respecting and Supporting Each Other. We are committed to a supportive work environment where employees feel like they belong and can do their best work. Employees are expected to do their utmost to create an inclusive workplace culture. We treat people with respect regardless of status. We avoid “silo mentalities,” in other words, hoarding information for our individual benefit. Regardless of departments or duties, we pride ourselves in being passionate and high energy individuals who give recognition freely to others. We put processes into place to create safe workplaces where people treat each other with respect and everyone has a voice.

C.    Harassment and Bullying. The Company prohibits all forms of harassment and bullying, whether based on the legally protected characteristics described in Section VIII.A, above, or for any other reason, whether physical, written, or verbal, and whether committed by supervisors, employees, or non-employees or third parties. Prohibited harassment includes without limitation offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display in the workplace of sexually suggestive or racially degrading objects or pictures.

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D.    Providing an Equitable Work Environment. Equity isn’t only about pay; it also includes equal opportunities for growth, success, promotion, learning, and development. We aim to achieve parity in the way we operate the Company and in the way projects are organized, assigned, and managed.

IX.    Use Green Standards

A.    Sustainable Daily Business Operations. As we work to advance the world’s transition to sustainable transportation, we have a responsibility to minimize our impact on the environment, natural resources, and the world around us. We promote sustainable energy and green business practices. The Company is committed to avoiding adverse environmental impacts, as well as injury to the environment and the communities in which we do business. Joby Aviation supports sustainability and environmental protection initiatives, including the reduction of waste, emissions, and energy use. We work with our stakeholders to examine our environmental practices and see how we can improve.

B.    Responsible Manufacturing Processes. We pursue technology that will allow us to be a leader in environmentally friendly production practices. We consistently try to set environmental attainment goals and objectives which are consistent with cutting edge environmental initiatives, including those promoted by federal, state, and local governments. We take outside recommendations seriously in order to reduce our potential environmental impact, generate low material waste when machining, and reduce our natural resource consumption. We maintain responsible supply chains and work with our partners to ensure sustainable manufacturing from beginning to end.

C.    Employee Awareness and Stakeholder Engagement. Sustainability will always be a part of who we are and what we do. We see ourselves as environmental stewards. We promote sustainable commerce and increase awareness of environmental causes through volunteering and philanthropy. The Company is committed to creating and implementing Company-wide sustainability programs, such as recycling, zero-waste initiatives, and responsible manufacturing practices. You are encouraged to learn these initiatives, promote them, and demonstrate them inside and outside the Company

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D.    Complying with Environmental Laws. You are expected to be familiar and comply with the environmental laws and regulations that relate to your work responsibilities. Please reach out to the Safety Team if you ever have a question or concern.

X.    Be Innovative

A.    Industrial and Educational Participation. Innovation defines our vision for the future and helps us to challenge the status quo. We encourage innovation through participation in trade shows, industry conferences, and ongoing training, as well as meaningful connections with educational, charitable, civic, and philanthropic organizations. We aim to create an inclusive environment where original ideas and inventions will flourish. We improve performance continually and always strive to be our best. We will always do our best to contribute to local employment growth by offering opportunities and fostering training.

B.    Competitive Information. We gather information about our competitors, but we always do so openly and honestly from public sources and never through spying, misrepresentation, or other illegal or unethical means. Additionally, we never ask job applicants or new employees to divulge confidential information about a former or current employer.

C.    Proper Marketing Practices, Fair Competition, and Antitrust Laws. We compete ethically and vigorously while complying with applicable antitrust, anti-monopoly, unfair trade practices, and anti-competition laws in the locations where the Company conducts business. We do not collude with others on the prices we charge our customers, including rigging bids, dividing up customers or territories, or organizing or participating in boycotts of other companies. You must be familiar and comply with the anti-trust and fair competition laws applicable to your work activities. You must advise the Legal Team in advance of any meeting with a competitor for any reason and exercise caution in such meetings to avoid the appearance of impropriety or violating applicable laws.

2155 Delaware Street, Suite 225, Santa Cruz, CA 95060  |  (831) 201-6700 | (831) 426-5666 FAX  |  jobyaviation.com  |  19

D.    Procurement Integrity Act. You must never knowingly obtain information about bids, proposal evaluations, or award of a federal contract, whether the information originates from the U.S. Government or a third party. If you inadvertently gain access to such information, you must immediately return it or, if this is not possible, place it where it is inaccessible to others, and you must notify the Legal Team about the situation. You may never use this information for any purpose.

E.    Business Courtesies (Gifts and Gratuities) and Kickbacks. The exchange of gifts, entertainment, and other business courtesies is a common commercial business practice. Appropriate business courtesies of reasonable value are welcome practices designed to build relationships and understanding among business partners. Courtesies, however, must not compromise or appear to compromise your ability to make objective and fair business decisions or illegally or improperly influence another’s business decisions.

Notwithstanding, such exchanges with government officials or associated with doing business with a government are almost always considered to be illegal bribes or kickbacks in the locations where Joby Aviation conducts business. You may not offer (or approve an offer of) or accept a business courtesy from a representative of any foreign, federal, state, or local government, regardless of the value or dollar amount. Notwithstanding, you may offer government representatives modest refreshments (for example, coffee and donuts or cookies) that are not part of a meal, and that are incidental to a business meeting.

You must immediately notify the Legal Team if you are solicited to provide or if you are offered a business courtesy in the context of doing government business and you must decline to provide or accept such a business courtesy.

You are responsible for differentiating between commercial business relationships and government business relationships for purposes of analyzing whether a situation involves a business courtesy. See the Company’s Gifts and Gratuities Policy for more information.

2155 Delaware Street, Suite 225, Santa Cruz, CA 95060  |  (831) 201-6700 | (831) 426-5666 FAX  |  jobyaviation.com  |  20

XI.    Consequences; Condition of Employment

A.    Consequences. Failure to comply with the laws and regulations applicable to Joby Aviation’s business often has severe consequences for the Company and for you personally. Violations of law can result in civil and criminal penalties, not only for the Company, but also for you individually. Substantial and sometimes crippling fines and other monetary penalties are common. Violations can also result in the loss of certain privileges, for example, violating import regulations can result in the loss of import privileges and, consequently, the Company will be unable to receive imported goods critical to operating the Company.

The potential risks and consequences of non-compliance with (breach of) a term or condition of a U.S. Government contract are distinctly different from and potentially far more serious than those associated with breach of a commercial contract. A non-compliance will not only constitute a default resulting in traditional monetary damages, but also can be treated as a false certification or other misrepresentation potentially resulting in allegations of civil or criminal fraud against both Joby Aviation and personally against our individual managers and employees.

Most importantly, violations of law or of the Company’s policies and this Code may result in a loss of Joby Aviation’s highly valued business reputation.

B.     Condition of Employment. You are required to read, understand, and comply with this Code, as well as the Company’s other policies. Your continued employment with Joby Aviation is conditioned on you following this Code and these policies. Any violation of law, the Code, or policies may result in disciplinary action, up to and including termination of your employment with Joby Aviation. You are responsible for knowing which laws and policies apply to your work at Joby Aviation.

This Code is a statement of certain fundamental principles, policies and procedures that govern our directors, officers and employees in the conduct of our business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. Additionally, nothing in this Code replaces or supercedes the Company’s system or processes for performance evaluation.

2155 Delaware Street, Suite 225, Santa Cruz, CA 95060  |  (831) 201-6700 | (831) 426-5666 FAX  |  jobyaviation.com  |  21

XII.    Waivers

Any waiver of this Code for the Company’s directors, executive officers or other principal financial officers may be made only by the disinterested members of the Board and will be disclosed to the public as required by law or NYSE Listing Standards. Waivers of this Code for other employees or consultants may be made only by the Company’s General Counsel.

Revised August 9, 2021

2155 Delaware Street, Suite 225, Santa Cruz, CA 95060  |  (831) 201-6700 | (831) 426-5666 FAX  |  jobyaviation.com  |  22